SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 2 July 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 18 June 2010
99.2	Director/PDMR Shareholding dated 21 June 2010
99.3	Director/PDMR Shareholding dated 24 June 2010
99.4	Total Voting Rights dated 30 June 2010
99.5	Director/PDMR Shareholding dated 1 July 2010
99.6	Disposal dated 1 July 2010

Exhibit No: 99.1

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	GEORGE TURNER - PDMR EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND COMPANY SECRETARY		YES - SPOUSE: WENDY TURNER
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF BOTH 3 AND 4 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	WENDY TURNER 13,000 GEORGE TURNER 0		SALE OF 6,500 ORDINARY SHARES AND TRANSFER OF 6,500 SHARES TO GEORGE TURNER RECEIPT OF 6,500 SHARES FROM WENDY TURNER AND SALE OF 6,500 SHARES BY GEORGE TURNER
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	6,500 SHARES BY WENDY TURNER 6,500 SHARES BY GEORGE TURNER		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	WENDY TURNER: £12.1388p PER SHARE GEORGE TURNER: £12.20p PER SHARE		17 JUNE 2010, UNITED KINGDOM 18 JUNE 2010, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	GEORGE TURNER: 218,663 INCLUDING ALL NOTIFIABLE INTERESTS		17 AND 18 JUNE 2010

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                              01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY Date of notification 18 JUNE 2010

Exhibit No: 99.2

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	TRACY ROBBINS - PDMR EXECUTIVE VICE PRESIDENT, GLOBAL HUMAN RESOURCES
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	TRACY ROBBINS		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	96,902 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£12.1633p PER SHARE		18 JUNE 2010, UNITED KINGDOM
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	292,279 INCLUDING ALL NOTIFIABLE INTERESTS		18 JUNE 2010

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                              01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY Date of notification 21 JUNE 2010

 Exhibit No: 99.3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	TOM CONOPHY - PDMR EXECUTIVE VICE PRESIDENT AND CHIEF INFORMATION OFFICER
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 3 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	25,000 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	$18.05 PER SHARE		18 JUNE 2010, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	438,511 INCLUDING ALL NOTIFIABLE INTERESTS		23 JUNE 2010

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                              01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY Date of notification 24 JUNE 2010

Exhibit No: 99.4

INTERCONTINENTAL HOTELS GROUP PLC

Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 30 June 2010, InterContinental Hotels Group PLC's issued share capital consists of 288,702,761 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 288,702,761.

The above figure, 288,702,761, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
30 June 2010

Exhibit No: 99.5

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

	INTERCONTINENTAL HOTELS GROUP PLC		A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R
3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
	JENNIFER LAING - NON-EXECUTIVE DIRECTOR		CONNECTED PERSON - ROBERT ANTHONY DALTON
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares
	IN RESPECT OF 4 ABOVE		ORDINARY SHARES OF 13 29/47 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction
	ROBERT ANTHONY DALTON		SALE
9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	250 SHARES		NEGLIGIBLE
13.	Price per share or value of transaction	14.	Date and place of transaction
	£11.82 PER SHARE		22 JUNE 2010, LONDON
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
	TOTALNOTIFIABLE HOLDING: 3,998 SHARES COMPRISING 3,373 SHARES HELD BY JENNIFER LAING AND 625 SHARES HELD BY ROBERT ANTHONY DALTON		30 JUNE 2010

Name of contact and telephone number for queries:

CATHERINE SPRINGETT                                              01895 512 000

Name of authorised official of issuer responsible for making notification CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY Date of notification 1 JULY 2010

Exhibit No: 99.6

IHG ANNOUNCES SALE OF INTERCONTINENTAL BUCKHEAD ATLANTA

1 July, 2010

InterContinental Hotels Group PLC ("IHG") [LON: IHG; NYSE: IHG (ADRs)]

announces the sale of the 422 room InterContinental Buckhead Atlanta to Maryland based Pebblebrook Hotel Trust ("Pebblebrook") for US$105 million in cash.  IHG will continue to manage the hotel under a long term management contract.

IHG opened the hotel in November 2004 as the first newly built luxury hotel to enter the Buckhead market for over a decade.  The hotel generated revenues of US$30.6m, EBITDA of $9.4m and EBIT of $6.7m in 2009 and had a net book value of US$82.7m at 31 March 2010.  Pebblebrook will invest approximately $7m in capital improvements.

The sale is a continuation of IHG's strategy of growing its management and franchise businesses and reducing capital intensity.  Since 2003 IHG has disposed of 185 hotels globally with a combined net book value of $5.3bn and with proceeds in excess of net book value.

Richard Solomons, Chief Financial Officer and Head of Commercial Development, said:  "The sale of the InterContinental Buckhead Atlanta is a great example of our asset strategy in action. We built the hotel using our own capital in 2004 to create a showcase for the brand in order to drive growth across the Americas. Since then we have signed 21 InterContinental hotels in the region. We are now able to recycle the capital we have invested in the building whilst maintaining a long term management contract with a great partner, reinforcing the strength of the brand."

"We are extremely pleased to acquire one of Buckhead's leading hotels in one of the nation's fastest growing metropolitan areas," said Jon Bortz, Chairman, President and Chief Executive Officer of Pebblebrook Hotel Trust.  "IHG has a superb track record in lodging and boasts a premier brand with InterContinental. We are very excited to be developing a long-term strategic relationship with IHG and look forward to working with them on this high quality hotel, as well as future opportunities."

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon, Emma Corcoran):	+44 (0) 1895 512 426
+44 (0) 7808 094 471

Notes to Editors

Asset disposal programme detail

	Number of owned hotels	Proceeds	Net book value
Disposed since April 2003	185	$5.6bn	$5.3bn
Remaining hotels	15		$1.5bn

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 4,400 hotels and more than 650,000 guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club ® Rewards with 48 million members worldwide.

IHG has over 1,300 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For the latest news from IHG, visit our online Press Office at www.ihg.com/media.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	2 July 2010